Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: February 1, 2016

     EGM Presentation DocumentFebruary 1, 2016

 No Offer or SolicitationThis presentation is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group SA/NV (“Delhaize”). This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This presentation is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.This presentation must be read together with the Common Draft Terms of the Cross-Border Merger (the “Merger Proposal”) and the Special Report of the Board of Directors of Delhaize (the “Board Report”). In considering the transaction, security holders should consider only the information contained in the Merger Proposal and the Board Report.Important Additional Information Will Be Filed with the SECThe transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold has filed with theU.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus. The registration statement was declared effective by the SEC on January 28, 2016. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize with the SEC by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.  Disclaimers    2

 Forward-Looking StatementsThis presentation contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this presentation, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward- looking statements contained in this presentation. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.  Disclaimers    3

 Items for shareholders vote at 14 March EGM          4  (1) See more details on slide 30  Record date : 29 February 2016Confirmation of participation date: 8 March 2016  ItemCross-border merger by acquisition of Delhaize by Ahold effective as from and conditional upon the Effective Time, and hence the dissolution without liquidation of Delhaize, in accordance with the terms of the Merger Proposal, and without changes to the employee participation rights in the combined entity  Quorum required• 50%  •  Majority required75%  Compensation (1)  No  •  50% + 1  Discharge of liability of the members of the Delhaize Board for the performance of their mandate in the period between 1 January 2016 and the date of the Delhaize EGM  No  •  50% + 1  Delegation of powers  No  •  50% + 1

 Merger to form a large, more innovative company with market-leading retail offerings and strong, trusted local brandsCombination of two companies with complementary cultures, similar values and neighboring geographies, as well as a shared focus on the customerWill create a superior customer offering with enhanced choices in products, services and shopping in stores and online in an omni-channel environmentThe combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it servesA strong financial profile will enable Ahold Delhaize to fund continued innovation, investment in future growth and to deliver attractive returns to shareholders      Ahold Delhaize merger – a strong investment case  5

 Note: 2014 figures exclude Super Indo; based on exchange rate of 1.33 USD/EUR                          Bringing together two complementary businesses: Delhaize…          Belgium  Luxembourg  Greece  Serbia  Romania  WVVANC SCGA  KY TN  MA  ME  VTNH  NY  DE MD  PA DC              14.4%  23.0%  62.5%              17.0%  14.8%  68.2%  Unique brands  Present in 6 countries(2)  Key Figures - 2014            USBelgium SEE  (1) Market cap as of 26 January 2016(2) Excluding Indonesia  6  Net sales  Underlying Operating Income  Net sales  €21.4b  Underlying operating income  €0.8b  Underlying margin  3.6%  Free cash flow  €0.8b  Market cap  €9.6b(1)  Stores worldwide  3,280  Employees worldwide  143,000

             US NL CEENote: 2014 figures exclude JMR in Portugal; based on exchange rate of 1.33USD/EUR  … and Ahold    Belgium  Netherlands  Czech Republic  MA  NY  PA DCWV VA  DE MD              4.6%  35.7%  59.7%              55.4%  43.1%  1.4%              Unique brands  7  (1) Market cap as of 26 January 2016(2) Excluding Portugal  Key Figures - 2014  Present in 4 countries(2)  Net sales  Underlying Operating Income  Net sales  €32.8b  Underlying operating income  €1.3b  Underlying margin  3.9%  Free cash flow  €1.1b  Market cap  €16.7b(1)  Stores worldwide  3,206  Employees worldwide  227,000

To form Ahold Delhaize – a retailer with unique brands present in eight countries…

Ahold + DELHAIZE GROUP

Unique brands

FOOD LION
Hannaford
DELHAIZE
AB Βασιλόπουλος ...και του πουλιού το γάλα!
Tempo
MEGA IMAGE
MAXI
SUPER INDO
Tom & Co
red market
Albert Heijn
Etos
Gall & Gall
bol.com
albert
pingo doce
Stop & Shop
Giant
GIANT
MARTIN'S
Peapod
bfresh

Present in 8 countries[(1)]


ME
VT
NH
MA
RI
CT
NY
NJ
PA
DE
DC
MD
WV
VA
KY
NC
TN
SC
GA


Netherlands
Belgium
Luxembourg
Czech Republic
Romania
Serbia
Greece

Ahold Presence | Delhaize Presence | Ahold + Delhaize Presence

DELHAIZE GROUP

(1) Excludes JMR in Portugal and Super Indo in Indonesia

8

 USBenelux CSENote: 2014 figures exclude JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia  …With a strong combined profile                      8.5%  30.7%  60.8%              32.5%  60.2%  7.2%  Key Figures - 2014            Key Facts#1 European retailer by market cap  #2 US grocery retailer by market capLeading (#1 or #2) grocery retailer in US East Coast markets by sales#1 grocery retailer in Benelux by salesAmong the best FCF generation in the industry        Net sales  9  (1) Market cap as of 26 January 2016; market cap has not been adjusted for Ahold’s proposed capital return  Underlying Operating Income  Net sales  €54.1b  Underlying operating income  €2.1b  Underlying margin  3.9%  Free cash flow  €1.8b  Market cap  €26.3b(1)  Stores worldwide  6,486  Employees worldwide  370,000

A strong financial profile that will be further enhanced by synergies over time

Aggregated sales of €54.1 billion further enhances scale, enabling Ahold Delhaize to better compete in its key regions, invest in innovation and meet evolving customer needs

2014 Figures

	Ahold	+	Delhaize	+	Synergies	=	Ahold Delhaize combined
Net Sales	€32.8bn	+	€21.4bn			=	€54.1bn
Underlying EBITDA	€2,146m	+	€1,339m	+	€500m[4]	=	€3,985m
Underlying EBIT	€1,267m	+	€762m	+	€500m[4]	=	€2,529m
Net Income	€791m[1]	+	€189m[2]	+	€360m[4]	=	€1,340m
Net Debt[3]	€1,311m	+	€997m			=	€2,308m
Adj. Net Debt / Underl. EBITDAR[5]	1.9x	+	1.3x			=	1.7x

Transaction expected to be earnings accretive for calendar years 2016 to 2018[4]

Source: Ahold and Delhaize 2014 annual reports, based on their respective accounting definitions
(1) Represents net income, excluding losses from discontinued operations.
(2) Represents net profit from continued operations.
(3) Represents reported net debt as at end of Q4 2014 – net debt as per Ahold and Delhaize respective definitions.The net debt has not been adjusted for Ahold's proposed capital return.
(4) Run-rate synergies expected to be fully realised in the third year after completion. Post tax synergies assuming a marginal tax rate of 28%. Excludes €350 million one-time costs to achieve such synergies.
(5) Based on S&P NPV adjustment to debt for operating leases and underlying EBITDAR per 2014 annual accounts.

DELHAIZE GROUP
10

 Similar Profile    Creation of shareholder value  Strong transaction rationale  Critical scale in core markets  - Would become leading retailer in US East Coast markets and #1 in Benelux  - Better equipped to compete with scale players and able to play a role in further consolidation  Significant synergies of €500 million(1) – to fully impact the bottom line  Superior platform for innovation, investment and growth (organic growth, new formats, new channels,…)    Possibility to extend leading digital/e-commerce position in US and EuropeWe have common heritage and values  (1) €500 million of run-rate synergies to be achieved by year 3 after completion of the merger, with €350 million in one-time costs required to achieved such synergies  11  We share similar format positioning - we operate strong local brands of supermarkets, and are exposed to formats of the future, convenience stores and online  We benefit from distinctive strength in fresh, own brands and innovation  Financially robust – strong combined balance sheet with industry leading FCF generation  Compelling Rationale

Key terms of the transaction


Ahold
Delhaize Shareholders
Ahold Ordinary Shares
Delhaize
Merger
Ahold Shareholders
Delhaize Shareholders
61% (1)
39% (1)
Ahold Delhaize
Ahold and Delhaize Subsidiaries

- NewCo to be named "***Ahold Delhaize***"
- Ahold Delhaize will have ***listings in Amsterdam and Brussels*** and trade over the counter in ***New York***

Pre-closing

- Pre-closing ***capital return of €1 billion*** to Ahold shareholders
- **Reverse stock split** - Ahold ordinary shares to decrease by the equivalent of €1 billion

At Closing

- Execution of the ***cross-border merger*** with Ahold as the ongoing listed entity
- Delhaize shareholders will receive ***4.75 Ahold ordinary shares for each Delhaize ordinary share*** – Ahold shareholders will own c. 61% of NewCo, and Delhaize shareholders will own c. 39%(1)
  - Combination of capital return and reverse stock split is neutral to the exchange ratio

DELHAIZE GROUP
(1) Indicative share ownership based on €1 billion capital return at market prior to completion
12

Governance - Supervisory Board with balanced structure and broad expertise

Structure of Supervisory Board

Mats Jansson
Chairman

Jacques de Vaucleroy ***Vice Chairman***	**Jan Hommen** ***Vice Chairman***
Remuneration Committee Chair	***Governance/Nomination Committee Chair***
Audit/Finance/Risk Committee Chair	***Sustainability/Innovation Committee Chair***

- Two-tier structure with Supervisory Board and Management Board
- Four proposed committees: Audit/Finance/Risk, Remuneration, Governance/Nomination, Sustainability/Innovation
- Balanced Board and management structure; diversity in experience, nationalities and backgrounds
- Presidium: Mats Jansson and Jan Hommen
- Dutch entity with Dutch Corporate Governance Code
- Corporate HQ in the Netherlands and European HQ in Belgium

Composition of Supervisory Board

Mats Jansson ***Chairman***	**Jan Hommen** ***Vice Chairman***
Jacques de Vaucleroy ***Vice Chairman***	**Rob van den Bergh**
Patrick De Maeseneire	**Mary Anne Citrino**
Dominique Leroy	**René Hooft Graafland**
William G. McEwan	**Mark McGrath**
Jack L. Stahl	**Ben Noteboom**
Johnny Thijs	**Stephanie Shern**

DELHAIZE GROUP
13

Management Board and Executive Committee

Executive Committee

Management Board



Dick Boer
CEO



Frans Muller
Deputy CEO and
Chief Integration Officer



Jeff Carr
CFO



Pierre Bouchut
COO Europe[1]



Kevin Holt
COO USA



James McCann
COO USA

- Management Board responsible for overall management and decision-making
- Executive Committee, comprised of the Management Board and four additional functional leaders, responsible for day-to-day management of the company



Marc Croonen
Chief Sustainability, Transformation
& Communications Officer



Hanneke Faber
Chief E-Commerce
& Innovation Officer



Jan Ernst de Groot
Chief Legal Officer



Abbe Luersman
Chief Human
Resources Officer

(1) Including Indonesia

DELHAIZE GROUP

14

 15          25-30%  15-20%          25%-30%  Europe  US  70%-75%  General & Administrative and Other  Indirect sourcing  €500 million of run-rate synergies(1) to be achieved at the end of Year 3 after completion  40% at end of year 180% at end of year 2100% at end of year 3  Eliminate duplication, achieve ‘best-of-both’ efficiencies, leverage new scaleIncremental to existing cost saving programsCommitted to deliver to the bottom line€350 million of one-off costs(2)Total transaction fees €140 million(3)  Before taking into account implementation costs related to the synergiesExcluding transaction fees and costs of remediesExcluding costs of remedies  50-60%    Branded sourcing  Non- branded sourcing  50-60%  Cost synergies: realistic and achievable  Breakdown of run-rate synergies at the end of Year 3 after completion

 The proposed exchange ratio of 4.75x has been confirmed through several steps    •1 The Board of Directors utilised a multi-criteria approach to assess the proposed exchange ratio of 4.75x    •2  Following such assessment and negotiations with Ahold, the Board of Directors approved the terms of the merger, including the proposed exchange ratio of 4.75x, on 23 June 2015    •3 The Board of Directors received fairness opinions from BofA Merrill Lynch and Deutsche Bank AG, London Branch(1) in relation to the proposed exchange ratio    •4 On 21 January 2016, in the report of the statutory auditor of Delhaize concerning the common draft terms of the cross-border merger, Deloitte concluded that based on its procedures, executed in accordance with the standards of the Institute of Statutory Auditors with respect to mergers,The valuation methods adopted by the Board of Directors are considered appropriate in these circumstances and not arbitraryThe valuation methods have been correctly applied by the Board of Directors in their determination of the exchange ratio resulting in a relevant and reasonable exchange ratio  16  (1)  Each bank rendered an opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in each opinion, the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share to be received in the merger by Delhaize shareholders was fair, from a financial point of view, to Delhaize shareholders and Delhaize ADS holders. Each of such opinions was for the use and benefit of the Board of Directors in connection with its consideration of the merger. Neither opinion constitutes a recommendation as to how any Delhaize shareholder or Delhaize ADS holder should vote with respect to the merger or any other matter. The foregoing description of such opinions is qualified by reference to the full text of such opinions, which are attached as schedules 4 and 5 in the Special Report of the Board of Directors of Delhaize.

 The Board of Directors utilised a multi-criteria approach to recommend the proposed exchange ratio of 4.75x  1. P/E and EV/EBITDA multiples for selected public companies operating in thesame industry  2. Discounted cash flow analysis  3. Relative contribution analysis based on various P&L, cash flow and equity  value metrics4. Expected value creation for Delhaize shareholders compared to standalone  5. Historical trading prices of Delhaize and Ahold  6. Publicly available equity research analysts’ share price targets  To assess exchange ratio      To cross check exchange ratio  17

Selected public company analysis based on P/E multiples suggests an exchange ratio of 3.85-4.62x vs. 4.75x in the merger

Methodology

1. Select an appropriate P/E multiple range for Delhaize and Ahold taking into account
   - Delhaize and Ahold trading multiples unaffected[1]
   - Trading multiples of other selected companies
   - Other publicly available information regarding Delhaize, Ahold and selected companies
2. Use selected P/E ranges to derive a share price range for Delhaize and a share price range for Ahold
3. Compare Delhaize low end of range to Ahold high end of range (and vice versa) to calculate an implied exchange ratio range

	Company	2015E P/E
Delhaize	Delhaize unaffected[1]	15.0x
Ahold	Ahold unaffected[1]	16.2x
US Peers	Ingles Markets	16.1x
	Kroger	19.2x
European Peers	Carrefour	17.7x
	Casino	14.9x
	Colruyt	17.5x
	Morrisons	16.0x
	Metro	17.3x
	Sainsbury's	12.5x

Selected P/E Multiple Range and Implied Share Prices

	Delhaize	Ahold
Low end	15.0x €70	16.0x €17
High end	16.5x €77	17.5x €18

€70/€18 = 3.85x

€77/€17 = 4.62x

Implied Exchange Ratio Range

3.85x - 4.62x

vs. 4.75x as per the proposed merger

Source: Public filings, Factset as per 22 June 2015

(1) 8 May 2015 was the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction.

DELHAIZE GROUP

18

Selected public company analysis based on EV/EBITDA multiples suggests an exchange ratio of 3.54-5.04x vs. 4.75x in the merger

Methodology

1. Select an appropriate EBITDA multiple range for Delhaize and Ahold taking into account
   - Delhaize and Ahold trading multiples unaffected[1]
   - Trading multiples of other selected companies
   - Other publicly available information regarding Delhaize, Ahold and selected companies
2. Use selected EBITDA ranges to derive a share price range for Delhaize and a share price range for Ahold
3. Compare Delhaize low end of range to Ahold high end of range (and vice versa) to calculate an implied exchange ratio range

	Company	2015E EV/EBITDA
Delhaize	Delhaize unaffected[1]	5.8x
Ahold	Ahold unaffected[1]	6.8x
US Peers	Ingles Markets	7.7x
	Kroger	8.9x
European Peers	Carrefour	6.6x
	Casino	6.4x
	Colruyt	8.6x
	Morrisons	7.4x
	Metro	5.4x
	Sainsbury's	5.7x

Selected EBITDA Multiple Range and Implied Share Prices

	Delhaize	Ahold
Low end	5.5x €67	6.5x €16
High end	6.5x €82	7.5x €19

€67/€19 = 3.54x

€82/€16 = 5.04x

Implied Exchange Ratio Range

3.54x - 5.04x

vs. 4.75x as per the proposed merger

Source: Public filings, Factset as per 22 June 2015.

Note: For purposes of this analysis, enterprise value was calculated as total equity value plus net debt and adjusted for local statutory tax rate-adjusted pension deficits, minorities and associates. In addition, enterprise value for Ahold was adjusted for recent share repurchases, and for certain other items that were considered by Delhaize and its financial advisors to be debt- and cash-like, while enterprise value for Delhaize was adjusted for cash received for settlement of employee equity awards.

(1) 8 May 2015 was the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction.

DELHAIZE GROUP

19

Discounted cash flow analysis suggests an exchange ratio of 3.48x-5.52x vs. 4.75x in the merger

Methodology

1. Calculate discounted cash flow value for Delhaize and Ahold
   - For Delhaize, based on internal management projections[1]
   - For Ahold, based on average of research analyst forecasts, as confirmed by Ahold to Delhaize as a reasonable basis upon which to compile and extrapolate financial projections[2]
2. Calculate price per share range for Delhaize and Ahold based on discounted cash flow analysis
3. Compare Delhaize low end of range to Ahold high end of range (and vice versa) to calculate an implied exchange ratio range



Value per Share
Delhaize
Ahold
Low
8.0% Discount Rate
0.75% Terminal Growth
High
7.0% Discount Rate
1.25% Terminal Growth
€75
€17
€75/€22
= 3.48x
€95/€17
= 5.52x
€95
€22
Implied Exchange Ratio Range
3.48x
-
5.52x
vs. 4.75x as per the proposed merger

(1) The financial projections for Delhaize for 2015 to 2017 were reasonably prepared in December 2014 on bases reflecting the best available estimates and judgments of the management of Delhaize at that time as to the future financial performance of Delhaize, and were presented to and approved by the Board of Directors on 22 and 23 January 2015 as part of Delhaize's regular annual budget and forecasting process. These unaudited financial projections were further updated to primarily reflect the latest trading performance and outlook of Delhaize and fluctuations in exchange rates and were extrapolated by Delhaize to 2018.

(2) The financial projections regarding Ahold for the calendar year 2015 through 2018 were compiled by Delhaize based on an average of research analyst forecasts for 2015 through 2017 issued between 27 May 2015 and 22 June 2015 (post Q1 2015 results) and other publicly available information regarding Ahold, and were extrapolated by Delhaize for 2018. Ahold confirmed to Delhaize that research analyst forecasts were a reasonable basis upon which to compile and extrapolate the financial projections regarding Ahold.

DELHAIZE GROUP
20

Proposed exchange ratio of 4.75x is well supported by valuation analysis



Method
Implied Exchange ratio (x) (1)
Proposed Exchange Ratio: 4.75x
Valuation Metrics
Selected Public Companies
P / E 2015E
3.85x
4.62x
EV / EBITDA 2015E
3.54x
5.04x
Discounted Cash Flows
3.48x
5.52x
Other Analysis
52 Week Exchange Ratio Range (2)
3.54x
4.78x
Analyst Share Price Targets (3)
2.73x
7.04x
1.00x
2.00x
3.00x
4.00x
5.00x
6.00x
7.00x
8.00x
Exchange ratio (# Ahold ordinary shares per Delhaize ordinary share)

Source: Public filings, FactSet, financial projections for Delhaize (see note on slide 20) and financial projections regarding Ahold (see note on slide 20)

(1) For each method except the '52 week exchange ratio range', the shown range is based on a low end that is implied by the low Delhaize reference price and high Ahold reference price, and a high end that is based on the high Delhaize reference price and the low Ahold reference price.

(2) Based on the closing price based exchange ratio over the 52-week period prior to 8 May 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction.

(3) Based on Delhaize low and high share price target of €60 and €95 respectively and Ahold low and high share price target of €14 and €22 respectively.

DELHAIZE GROUP

21

Relative contribution analysis implies an exchange ratio of 3.82x-5.23x[1] vs. 4.75x in the merger

Methodology

1. Taking into account respective capital structures of Ahold and Delhaize and the proposed €1 billion Ahold capital return, use a variety of relative P&L, cash flow and equity value metrics to calculate the contribution that each company is making to the combined equity value
2. Use this contribution analysis to derive an implied exchange ratio based on each metric

Metric	Period	Relative equity contribution (post Ahold capital reduction): Ahold	Relative equity contribution (post Ahold capital reduction): Delhaize	Implied Exchange ratio [2]
EBITDA	Average 2014A - 2017E [3]	59.0%	41.0%	5.23x
EBIT	Average 2014A - 2017E [4]	59.7%	40.3%	5.10x
EBITDA - capex	Average 2014A - 2017E [5]	66.5%	33.5%	3.82x
Equity value	Unaffected (8 May 2015)	64.2%	35.8%	4.20x
Net income	Average 2014A - 2017E [6]	60.6%	39.4%	4.89x
Low - High [1]	Average 2014A - 2017E			3.82x [1] - 5.23x [1]

Ahold

Delhaize

Delhaize shareholder ownership @ 4.75x exchange ratio: 38.7%

3.82x [1] - 5.23x [1]

vs. 4.75x as per the proposed merger

Source: Public filings, FactSet, financial projections for Delhaize (see note on slide 20) and financial projections regarding Ahold (see note on slide 20)

Note: Based on unaffected share prices as of 8 May 2015 (i.e. prior to press reports regarding a potential business combination transaction). The implied equity contributions, exchange ratios and relative ownership interests were adjusted for Delhaize's and Ahold's respective contribution of net debt, local statutory tax rate-adjusted pension deficits, minorities and associates, as applicable. In addition, the equity contributions for Ahold were also adjusted for recent share repurchases, and for certain other items that were considered by Delhaize and its financial advisors to be debt- and cash-like, while enterprise value for Delhaize was adjusted for cash received for settlement of employee equity awards.

(1) Low – High based on 2014A – 2017E average values for EBITDA, EBIT, EBITDA – capex, equity value and net income based on 8 May 2015 share prices, prior to press reports regarding a potential business combination transaction. If values were calculated on the basis of the individual years, Low – High would be 3.33x – 5.61x, as described in the registration statement filed on Form F-4 with the SEC by Ahold and the Special Report of the Board of Directors of Delhaize.

(2) Based on equity value contribution for respective metrics, which is calculated as unadjusted percentage contribution for respective financial metrics multiplied by pro forma enterprise value, adjusted for respective net debt levels and other adjustments as highlighted in note above.

(3) Low - High range based on individual years: 4.89x - 5.54x. (4) Low - High range based on individual years: 4.69x - 5.61x. (5) Low - High range based on individual years: 3.33x - 4.44x. (6) Low - High range based on individual years: 4.49x - 5.29x.

DELHAIZE GROUP

22

Discounted cash flow analysis implies 29-30% value creation from the merger for Delhaize shareholders as compared to standalone

Methodology

1. Calculate price per share range for Delhaize standalone based on discounted cash flow analysis
2. Do the same based on Delhaize shareholders ownership in the combined company (including synergies and associated one-off implementation costs)
3. Compare value creation based on Delhaize standalone vs Delhaize shareholders ownership in the combined company



Implied Delhaize Share Price
Value Creation for Delhaize Shareholders
Implied NPV of Synergies(2)
Implied Low Value Per Share (€)
8.0% Discount Rate
0.75% Terminal Growth
Delhaize Standalone
€75
Proposed Merger With Ahold (1)
€97
29%
€4.7bn
Implied High Value Per Share (€)
7.0% Discount Rate
1.25% Terminal Growth
Delhaize Standalone
€95
Proposed Merger With Ahold (1)
€123
30%
€5.9bn

Source: Financial projections for Delhaize (see note on slide 20) and financial projections regarding Ahold (see note on slide 20)

(1) Discounted cash flow analysis of the combined company using the Delhaize forecasts, the financial projections regarding Ahold and information contained in public filings to calculate ranges of implied value per Delhaize ordinary share as of 30 June 2015, assuming a 31 December 2015 closing date, an exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share and taking into account EUR 500 million in annual run-rate synergies projected by the managements of Delhaize and Ahold to be achieved by the third year following the closing of the merger and associated non-recurring pre-tax implementation costs of EUR 350 million, and the EUR 1.0 billion Ahold capital return and reverse stock split. This analysis resulted in a range of implied value of the Ahold ordinary shares to be received in respect of each Delhaize ordinary share of approximately EUR 97 to EUR 123.

(2) Discounted cash flow analysis of the projected synergies to calculate their implied value as of 30 June 2015, assuming a 31 December 2015 closing date, EUR 500 million in annual run-rate synergies projected by the managements of Delhaize and Ahold to be achieved by the third year following the closing of the merger and associated non-recurring pre-tax implementation costs of EUR 350 million (excluding the transaction costs/fees).

DELHAIZE GROUP
23

 Exchange ratio of 4.75x represents a c.13% premium for Delhaize shareholders vs. unaffected share price (1)  Source: Factset as per 8 May 2015, Delhaize Management8 May 2015 was the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction.Reflects Ahold share price as of 8 May 2015 (€17) at the 4.75x exchange ratio (€81) compared with the Delhaize standalone price (€72).  Delhaize Share Price    8 May 2015 / Unaffected(1)  Last 52 Weeks Prior to 8 May 2015(1)                      €62      +13%  24  €90  €48  €72  €81  Low  High  Average  Share price on 8 May 2015  Share Price Based on exchange ratio of 4.75x (and Ahold @ €17)(2)

Appealing Ahold Delhaize Strategy

Leading positions in each market	• ***#1 or #2 position*** in every market • Operate as ***multi-brand retailer*** with ***strong local brands*** - Delhaize to remain leading brand in Belgium
Clear format strategy	• ***Supermarkets*** as our main format • Seek growth in ***convenience formats*** • Pursue leading position in ***e-commerce and omnichannel***
Attractive customer proposition	• Deliver ***competitive prices*** • Differentiate by being ***Best in Own Brands***, ***Fresh & Healthy,*** and ***Most Local and Personal*** • Be recognised for great ***customer-focused*** people and service
Improved efficiency	• Fuel investment in the customer proposition through highly ***competitive cost position*** • Focus post closing efforts on ***synergy*** extraction in US and Benelux

DELHAIZE GROUP
25

 Solid capital structure and financial policy going forward  Highly cash generative businesses, enabling Ahold Delhaize to invest in future growth and deliver attractive returns to shareholdersBalanced approach to investing in profitable growth and returning excess liquidityExpected dividend policy: 40-50% payout ratio of adjusted net incomeCommitted to investment grade credit ratingIncreased liquidity in the shares due to enlarged size of combined company      26

Transaction closing process on track

- Closing expected in H1 2016
- Update on closing process:
  - Tax neutrality on merger and on hive-down obtained from Belgium tax authorities
  - Registration statement filed on Form F-4 by Ahold declared effective by the SEC
  - Dutch prospectus approved by the AFM
  - 2020 institutional bondholders have consented to waive the potential event of default resulting from the merger
- Key outstanding conditions to closing:
  - Ahold and Delhaize EGM approvals
  - Competition clearance from the FTC and the BCA
  - No "Material Adverse Effect"

Today

24 June 2015	*28 Jan. 2016*	*Feb. 1*	*1 Feb.*	*14 March*		*Mid-2016*
Merger announcement	F-4 filing declared effective	Dutch prospectus approved	EGM invitations and materials	EGMs of both companies	Approval by competition authorities	Merger completion

DELHAIZE GROUP

27

Confident about our future together  Compelling strategic rationale for the merger: The right combination at the right timeCombining strong heritage, similar values and a shared focus on the customerCreating a stronger, international food retailer and delivering value for all stakeholdersA superior customer offeringAttractive opportunities for our associatesBetter serving our communitiesA compelling value proposition for shareholders                        28

 Appendix  29

 Compensation  30  The Board considered the following prior to the announcement of the proposed mergerContinuity of leadership leading us to approval of the merger would be criticalContinuation of the steadily improving results at Delhaize pre-transaction was vitalRetention of Frans Muller in a senior leadership role in the merger organisation was considered important to capture the full benefits of the mergerThe Remuneration & Compensation Committee believed in May 2015 there was retention risk which required mitigationThis resulted in the recommendation to propose a special grant of €1.5m of Performance Stock Units to Frans Muller for shareholder approval based onDelivery of the planned and approved 2015 operating performanceShareholder approval of the merger transactionWillingness for and acceptance of the Deputy CEO role in Ahold DelhaizeVesting based on retention and performance for three years post mergerLeadership continuity, key executive retention, future performance achievement and shareholder value creation has guided this recommendation

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.